Gentech Holdings, Inc.

1731 First Avenue, Suite 25955

New York, NY 10128

June 7, 2021

Mitchell Austin, Esq.

Staff Attorney

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Gentech Holdings, Inc. Post-Qualification Amended Offering Statement on Form 1-A Filed May 11, 2021 File No. 024-11055

Dear Mr. Austin,

On behalf of Gentech Holdings, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Thursday, June 10, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ David Lovatt

David Lovatt

Chief Executive Officer

Gentech Holdings, Inc.

STATE OF NEW YORK
OFFICE OF THE ATTORNEY GENERAL

LETITIA JAMES
ATTORNEY GENERAL

(212)416-8200

DIVISION OF ECONOMIC JUSTICE
INVESTOR PROTECTION BUREAU

September 30, 2019

William R. Eilers, Esq.
149 South Lexington Avenue
Asheville, NC 28801-

Attn: William R. Eilers, Esq.

Entity Name:	GenTech Holdings, Inc.
Date Recd:	9/9/2019
File Number:	S34-52-11
Registration Type:	M-11
Fee:	$1,200.00

Dear Sir/Madam:

This letter is to acknowledge the registration of GenTech Holdings, Inc. and the receipt of the above filing fee.

The effective registration date is 9/17/2019.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours,

INVESTOR PROTECTION
BUREAU

THIS REGISTRATION EXPIRES FOUR YEARS
FROM THE EFFECTIVE REGISTRATION DATE.

28 LIBERTY STREET, NEW YORK, NY 10005 • PHONE (212) 416-8222 • WWW.AG.NY.GOV